February 3, 2025

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

        Re: Next Technology Holding Inc.
            Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 File No. 001-41450
Dear Eve Chan:

        We issued comments to you on the above captioned filing on January 13, 2025. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 18, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Meng Lai